UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

TC PipeLines, LP

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87233Q 10 8

(CUSIP Number)

Donald J. DeGrandis
110 Turnpike Road, Suite 203
Westborough, Massachusetts 01581
(508) 871-7046

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87233Q 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TransCanada Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,713,151 Common Units of TC PipeLines, LP

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 10,713,151 Common Units of TC PipeLines, LP (indirectly through TransCanada PipeLines Limited, TransCan Northern Ltd. and TC PipeLines GP, Inc.)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,713,151 Common Units of TC PipeLines, LP

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)(1) 30.7%

14.	Type of Reporting Person (See Instructions) HC, CO

(1) As of February 28, 2007, there were 34,856,086 common units of TC Pipelines, LP outstanding.

CUSIP No. 87233Q 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TransCanada PipeLines Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,713,151 Common Units of TC PipeLines, LP

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 10,713,151 Common Units of TC PipeLines, LP (indirectly through TransCan Northern Ltd. and TC PipeLines GP, Inc.)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,713,151 Common Units of TC PipeLines, LP

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)(2) 30.7%

14.	Type of Reporting Person (See Instructions) CO

(2) As of February 28, 2007, there were 34,856,086 common units of TC Pipelines, LP outstanding.

CUSIP No. 87233Q 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TransCan Northern Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,713,151 Common Units of TC PipeLines, LP

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 10,713,151 Common Units of TC PipeLines, LP (directly and indirectly through TC PipeLines GP, Inc.)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,713,151 Common Units of TC PipeLines, LP

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)(3) 30.7%

14.	Type of Reporting Person (See Instructions) CO

(3) As of February 28, 2007, there were 34,856,086 common units of TC Pipelines, LP outstanding.

CUSIP No. 87233Q 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TC PipeLines GP, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,109,306 Common Units of TC PipeLines, LP

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,109,306

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,109,306 Common Units of TC PipeLines, LP

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)(4) 6.1%

14.	Type of Reporting Person (See Instructions) CO

(4) As of February 28, 2007, there were 34,856,086 common units of TC Pipelines, LP outstanding.

AMENDMENT NO. 4 TO
STATEMENT ON SCHEDULE 13D

Item 1.	Security and Issuer

This Amendment No. 4 (the “Amendment”) to Schedule 13D/A is being filed by TransCanada Corporation, a Canadian public company (“TransCanada”), TransCanada PipeLines Limited, a Canadian corporation (“TCPL”), TransCan Northern Ltd., a Delaware corporation (“TransCan Northern”) and TC PipeLines GP, Inc., a Delaware corporation (the “GP”), to amend the Schedule 13D that was filed on August 9, 2002, as amended by Amendment No. 1 filed on August 13, 2003, Amendment No. 2 filed on August 3, 2004, and Amendment No. 3 filed on April 1, 2005. This statement relates to the common units representing limited partner interests (the “Common Units”) of TC PipeLines, LP, a Delaware limited partnership (the “Partnership”), which has its mailing address at 110 Turnpike Road, Suite 203, Westborough, Massachusetts 01581 and the principal executive offices at 450 1st Street SW, Calgary, Alberta, Canada, T2P 5H1.

Item 2.	Identity and Background

The name, state or other place of organization and address of its principal office for the Reporting Persons are set forth on Schedule I attached hereto.

(a)-(c)  The information required to be filed in response to paragraphs (a), (b) and (c) of Item 2 with respect to the persons listed on Appendices A, B, C and D (the “Listed Persons”) hereto is set forth therein.

(d)  During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, none of the Listed Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The information required to be filed in response to paragraph (f) of Item 2 with respect to the Listed Persons is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration

The information previously furnished in response to this Item 3 is amended by adding the following:

To purchase the Common Units of the Partnership, TransCan Northern obtained US$300,000,000 from its parent, TransCanada PipeLine USA Ltd., who borrowed the funds via a credit facility with Citibank and certain others lenders party to the the credit agreement granting the loan. A copy of the credit agreement is filed as Exhibit C hereto.

Item 4.	Purpose of Transaction

The information previously furnished in response to this Item 4 is amended by adding the following:

Through a private placement completed on February 22, 2007, the Partnership sold 17,356,086 of its Common Units pursuant to a common unit purchase agreement by and among the Partnership and certain investors thereto.  Pursuant thereto, TransCan Northern, an indirect, wholly owned subsidiary of TransCanada, acquired 8,678,045 common units, and TransCanada is deemed beneficially to own 10,713,151 Common Units, which constitute approximately 30.7% of the 34,856,086 issued and outstanding Common Units.  The Common Units were acquired for investment purposes.

GP, a wholly-owned subsidiary of TransCan Northern and an indirect, wholly owned subsidiary of TransCanada, purchased an additional $12.8 million of general partner interests, to maintains its ownership of all of the 2% general partner interest in the Partnership.

Through its 100% ownership of GP, TransCan Northern has the right to appoint the board of directors of GP. Through the right to appoint the board of directors of GP, TransCan Northern and, through its 100% indirect ownership of TransCan Northern, TransCanada have the ability to influence the management policies and control of the Partnership with the aim of increasing the value of the Partnership, and thus, the Reporting Persons’ investment.

Pursuant to the terms of the Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”), among other conditions, GP may not be removed from its position as general partner of the Partnership unless 66⅔% of the outstanding units, voting together as a single class, including units held by GP and its affiliates, vote to approve such removal and the Issuer receives an opinion of counsel regarding limited liability and tax matters. Any removal of GP is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding units, voting as separate classes. The ownership of more than 30% of the outstanding units by GP and its affiliates has the practical effect of making the general partner’s removal quite difficult.

The Partnership Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove GP as the Partnership’s general partner or otherwise change the Partnership’s management. If any person or group other than GP and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from GP or its affiliates and any transferees of that person or group approved by GP or to any person or group who acquires the units with the prior approval of the board of directors of GP.

Under the Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act and applicable state securities laws any Common Units or other partnership securities proposed to be sold by GP or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of GP as the Partnership’s general partner.

Further, the Partnership may from time to time increase the amount of its quarterly distribution to unitholders at the discretion of the board of directors of GP. The information provided under the caption “Partnership Agreement-Cash Distributions” under Item 6 below is hereby incorporated by reference herein.

As of the date of this Schedule 13D, none of the Reporting Persons, and to the Reporting Persons’ knowledge, none of the Listed Persons has any plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that (i) the Reporting Persons or their affiliates or the Listed Persons may, from time to time or at any time, subject to market and general economic conditions and other factors, purchase additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Units now owned or hereafter acquired by them to one or more purchasers and (ii) members of the board of directors of GP may choose not to stand for re-election at the end of their respective terms:

•      the acquisition by any person of additional securities of the Partnership, or the disposition of securities of the Partnership;

•      an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership or any of its subsidiaries;

•      a sale or transfer of a material amount of assets of the Partnership or any of its subsidiaries;

•      any change in the present board of directors or management of the Partnership, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•      any material change in the present capitalization or dividend policy of the Partnership;

•      any other material change in the Partnership’s business or corporate structure including but not limited to, if the Partnership is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•     changes in the Partnership’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Partnership by any person;

•      causing a class of securities of the Partnership to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•      a class of equity securities of the Partnership becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•      any action similar to any of those enumerated above.

Depending on the factors described in the preceding paragraph, and other factors that may arise in the future, the Listed Persons may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, the Listed Persons may entertain discussions with, and proposals to, the Partnership, to other unitholders of the Partnership or to third parties.

References to, and descriptions of, the Partnership Agreement of the Partnership as set forth in this Item 4 are qualified in their entirety by reference to the Partnership Agreement, as amended, filed as Exhibit 3.1 to the Partnership’s Form 10-K, File No. 000-26091, filed on March 28, 2000, which is incorporated in its entirety in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)           As of the date hereof, GP beneficially owns, and TransCan Northern, TCPL and TransCanada own indirectly through GP, 2,035,106 Common Units.  In addition, as of the date hereof, TransCan Northern beneficially owns, and TransCanada and TCPL indirectly own, an additional 8,678,045 Common Units.  The directors and executive officers of each of the Reporting Persons disclaim any beneficial ownership of the Common Units owned by GP and TransCan Northern.  GP also owns a 2% general partner interest and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Partnership.

(b)           The number of Common Units as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover pages of this Statement on Schedule 13D/A, and such information is incorporated herein by reference. Neither the directors nor the executive officers of each of the Reporting Persons individually have the power to vote or direct the vote of, or dispose or direct the disposition of, Common Units deemed beneficially owned by the Reporting Persons, or to dispose of or direct the disposition of, or receive or direct the receipt of, distributions with respect to such Common Units. TransCanada, by virtue of its ownership of TCPL and TransCan Northern, the sole stockholder of GP., has the sole power to elect the board of directors of GP, however, all decisions regarding Common Units owned by GP are within the exclusive authority of the board of directors of GP.

(c)           On February 22, 2007, the Partnership sold 17,356,086 of its Common Units pursuant to a common unit purchase agreement by and among the Partnership and certain investors thereto.  Pursuant thereto, TransCan Northern acquired 8,678,045 Common Units.  Additional investors, acquired 8,678,041 Common Units.  The price per Common Units was $34.57.  There have been no other reportable transactions with respect to the Common Units within 60 days of the date hereof by the Reporting Persons.

(d)           The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Statement on Schedule 13D/A.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information previously furnished in response to this Item 6 is amended by adding reference to the following:

The information provided or incorporated by reference in Item 3 and Item 4 is incorporated by reference herein.

Common Unit Purchase Agreement

On February 20, 2007, the Partnership entered into a Common Unit Purchase Agreement (the “Purchase Agreement”) with certain institutional investors (the “Purchasers”) to sell 17,356,086 common units at $34.57 per common unit for gross proceeds of approximately $600 million in a private placement (the “Offering”).  The Offering closed on February 22, 2007.  TransCan Northern acquired 8,678,045 common units for approximately $300 million.  Pursuant to the Purchase Agreement, the Partnership agreed to indemnify the Purchasers, including TransCan Northern, and their respective officers, directors and other representatives against certain losses resulting from any breach of the Partnership’s representations, warranties or covenants contained therein.

Registration Rights Agreement

In connection with the Offering, the Partnership entered into a registration rights agreement (the “Registration Rights Agreement”) dated February 22, 2007 with the Purchasers. Pursuant to the Registration Rights Agreement, the Partnership is required to file a shelf registration statement to register the Common Units issued to TransCan Northern within 30 days, and use its commercially reasonable efforts to cause the registration statement to become effective within 90 days of the filing of the registration statement. In addition, the Registration Rights Agreement gives TransCan Northern piggyback registration rights under certain circumstances. These registration rights are transferable to affiliates and, in certain circumstances, to third parties.

TC PipeLines, LP Partnership Agreement

GP, as the sole general partner and a limited partner of the Partnership, and TransCan Northern, as a limited partner of the Partnership, and all other limited partners of the Issuer are party to the Partnership Agreement.

Cash Distributions

Pursuant to the terms of the Partnership’s Partnership Agreement, the Partnership intends to make minimum quarterly distributions of $0.45 per unit per quarter, or $1.80 per unit on an annualized basis, if the Partnership has sufficient cash from its operations after the establishment of cash reserves and payment of fees and expenses, including payments to GP in reimbursement for all expenses incurred by it on the Partnership’s behalf. In general, the Partnership will pay any cash distributions made each quarter to its unitholders in the following manner:

•      First, 98% to all units, pro rata, and 2% to the general partner, until each unitholder has received the minimum quarterly distribution of $0.45 per common unit for that quarter;

•      Second, 85% to all units, pro rata, and 15% to the general partner, until each unitholder has received a total of $0.5275 for that quarter;

•      Third, 75% to all units, pro rata, and 25% to the general partner, until each unitholder has received a total of $0.69 for that quarter; and

•      Thereafter, 50% to all units, pro rata, and 50% to the general partner.

Voting

Each holder of common units is entitled to one vote for each common unit on all matters submitted to a vote of the unitholders; provided that, if at any time any person or group, other than the GP and its affiliates, owns beneficially 20% or more of all common units, such common units so owned may not be voted on any matter and may not be considered to be outstanding when sending notices of a meeting of unitholders (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under the Partnership Agreement.

Limited Call Right

Pursuant to the Partnership Agreement, if at any time GP and its affiliates hold more than 80% of the then-issued and outstanding partnership securities of any class, GP will have the right, but not the obligation, which it may assign in whole or in part to any of its affiliates or to the Partnership, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by GP, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of: (i) the highest price paid by either of GP or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which GP first mails notice of its election to purchase those partnership securities; and (ii) the current market price as of the date three days before the date the notice is mailed.

Voting Rights

The Partnership Agreement sets forth the voting rights of the partners of the Partnership (including TransCan Northern and GP), including, among others, those for the removal of GP as the Partnership’s general partner, the transfer of the general partner interest in the Partnership and the transfer of the incentive distribution rights in the Partnership.

Registration Rights

Under the Partnership Agreement, the Partnership has agreed to register for resale under the Securities Act and applicable state securities laws any Common Units or other partnership securities proposed to be sold by GP or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of GP as the Partnership’s general partner. The Partnership is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

The foregoing description of Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer does not purport to be complete and is qualified by the Purchase Agreement and Registration Rights Agreement attached as Exhibit 10.1 and 4.1, respectively, of the Partnership’s Form 8-K filed on February 23, 2007, and the Partnership Agreement, as amended, filed as Exhibit 3.1 to the Partnership’s Form 10-K filed on March 28, 2000.

Item 7.	Material to Be Filed as Exhibits

The information previously filed in response to this item is amended by adding reference to the following new exhibit(s) filed in this Amendment No. 4:

Exhibit C:              Credit Agreement dated as of February 16, 2007, by and among TransCanada Pipeline USA, Ltd., TransCanada Corporation and the certain lenders named therein.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 2007

TransCanada Corporation

/s/Donald R. Marchand
Name: Donald R. Marchand
Title: Vice-President, Finance and Treasurer

/s/Donald J. DeGrandis
Name: Donald J. DeGrandis
Title: Secretary

TransCanada PipeLines Limited

/s/Donald R. Marchand
Name: Donald R. Marchand
Title: Vice-President, Fiance and Treasurer

/s/Donald J. DeGrandis
Name: Donald J. DeGrandis
Title: Secretary

TransCan Northern Ltd.

/s/Donald R. Marchand
Name: Donald R. Marchand
Title: Treasurer

/s/Donald J. DeGrandis
Name: Donald J. DeGrandis
Title: Secretary

TC PipeLines GP, Inc.

/s/Mark A.P. Zimmerman
Name: Mark A.P. Zimmerman
Title: President

/s/Donald J. DeGrandis
Name: Donald J. DeGrandis
Title: Secretary

SCHEDULE I

Name	State of Incorporation or Formation	Principal Business	Business Address

TransCanada Corporation	Canada	Pipelines and Energy	TransCanada Tower 450 - 1st Street SW Calgary, Alberta, Canada T2P 5H1 Phone: (403) 920-2000

TransCanada PipeLines Limited	Canada	Pipelines and Energy	TransCanada Tower 450 - 1st Street SW Calgary, Alberta, Canada T2P 5H1 Phone: (403) 920-2000

TransCan Northern Ltd.	Delaware	Pipelines and Energy	TransCanada Tower 450 1st Street SW Calgary, Alberta, Canada T2P 5H1 Phone: (403) 920-2000

TC PipeLines GP, Inc.	Delaware	Pipelines and Energy	110 Turnpike Road Suite 203 Westborough, Massachusetts 01581 Phone: (508) 871-7046

APPENDIX A & B

Executive Officers and Directors of TransCanada Corporation (“TransCanada”) and TransCanada PipeLines Limited:

DIRECTORS:

Name and Citizenship	Principle Occupation	Business Address

Kevin E. Benson United States	President and Chief Executive Officer, Laidlaw Intl., Inc.	400, 55 Shuman Boulevard Naperville, Illinois, USA 60563

Derek H. Burney Canada	Senior Strategic Advisor, Ogilvy Renault LLP (law firm)	1500, 45 O’Connor Street Ottawa, Ontario, Canada K1P 1A4

Wendy K. Dobson Canada	Professor, Rotman School of Management and Director, Institute for International Business University of Toronto	105 St. George Street Toronto, Ontario, Canada M55 3E6

E. Linn Draper United States	Corporate Director	400 West 15th Street Suite 1500 Austin, Texas, USA 78701

The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C. Canada	Senior Partner, Desjardins Duchame Stein Monast	70 Dalhousie Street Suite 300 Quebec, Quebec, Canada G1K 4B2

Kerry L. Hawkins Canada	Corporate Director	300, 240 Graham Avenue Winnipeg, Manitoba, Canada R3C 0J7

S. Barry Jackson Canada	Corporate Director and Chair, TransCanada Corporation and TransCanada PipeLines Limited	730, 407 – 2 Street S.W. Calgary, Alberta, Canada T2P 2Y3

Paul L. Joskow United States	Professor, Department of Economics Massachusetts Institute of Technology	Room E52-271D 50 Memorial Drive Cambridge, Massachusetts, U.S.A. 02142

Name and Citizenship	Principle Occupation	Business Address

Harold N. Kvisle Canada	President, Chief Executive Officer and Director TransCanada Corporation and TransCanada PipeLines Limited	450-1 Street SW Calgary, Alberta, Canada T2P 5H1

John A. MacNaughton, C.M. Canada	Corporate Director	1010, 22 St. Clair Avenue East Toronto, Ontario, Canada M4T 2S3

David P. O’Brien Canada	Corporate Director	1900, 855 – 2 Street S.W. Calgary, Alberta, Canada T2P 2S5

Harry G. Schaefer, F.C.A. Canada	President, Schaefer & Associates Ltd.	Suite H202, 500 Eau Claire Avenue SW Calgary, Alberta, Canada T2P 3R8

D. Michael G. Stewart Canada	Principal, Ballinacurra Group	730, 407 – 2 Street S.W. Calgary, Alberta, Canada T2P 2Y3

EXECUTIVE OFFICERS:

Name and Citizenship	Principle Occupation	Business Address

Harold N. Kvisle Canada	President and Chief Executive Officer	450-1 Street SW Calgary, Alberta, Canada T2P 5H1

Russell K. Girling Canada	President, Pipelines	450-1 Street SW Calgary, Alberta, Canada T2P 5H1

Gregory A. Lohnes Canada	Executive Vice-President and Chief Financial Officer	450-1 Street SW Calgary, Alberta, Canada T2P 5H1

Dennis J. McConaghy Canada	Executive Vice-President, Pipeline Strategy and Development	450-1 Street SW Calgary, Alberta, Canada T2P 5H1

Sean McMaster Canada	Executive Vice-President, Corporate and General Counsel and Chief Compliance Officer	450-1 Street SW Calgary, Alberta, Canada T2P 5H1

Appendix A&B-2

Name and Citizenship	Principle Occupation	Business Address

Alexander J. Pourbaix Canada	President, Energy	450-1 Street SW Calgary, Alberta, Canada T2P 5H1

Sarah E. Raiss Canada	Executive Vice-President, Corporate Services	450-1 Street SW Calgary, Alberta, Canada T2P 5H1

Donald M. Wishart Canada	Executive Vice-President, Operations and Engineering	450-1 Street SW Calgary, Alberta, Canada T2P 5H1

Appendix A&B-3

APPENDIX C

Executive Officers and Directors of TransCan Northern Ltd. (“TransCan Northern”):

Name and Citizenship	Principle Occupation	Business Address

Ronald L. Cook Canada	Vice-President, Taxation of TransCan Northern; Vice-President, Taxation of TransCanada	450-1 Street SW, Calgary, Alberta, Canada, T2P 5H1

Donald J. DeGrandis Canada	Secretary, TransCan Northern; Corporate Secretary of TransCanada	450-1 Street SW, Calgary, Alberta, Canada, T2P 5H1

Amy W. Leong Canada	Controller of GP; Director, Pipeline Accounting of TransCanada	450-1 Street SW, Calgary, Alberta, Canada, T2P 5H1

Carl M. Fink United States	Director of TransCan Northern; Associate General Counsel of Gas Transmission Northwest Corporation	1400 SW Fifth Avenue Portland, Oregon, USA 97201

Donald R. Marchand Canada	Treasurer of TransCan Northern; Vice-President, Finance and Treasurer of TransCanada	450-1 Street SW, Calgary, Alberta, Canada, T2P 5H1

G. Glenn Menuz Canada	Vice-President and Controller of TransCan Northern; Vice-President and Controller of TransCanada	450-1 Street SW, Calgary, Alberta, Canada, T2P 5H1

Lauri A. Newton United States	Director of TransCan Northern; Associate General Counsel of Gas Transmission Northwest Corporation	1400 SW Fifth Avenue Portland, Oregon, USA 97201

APPENDIX D

Executive Officers and Directors of TC PipeLines GP, Inc. (“GP”)

Name and Citizenship	Principle Occupation	Business Address

Russell K. Girling Canada	Chairman, Chief Executive officer and Director of GP; President, Pipelines Division of TransCanada	450-1 Street SW, Calgary, Alberta, Canada, T2P 5H1

Steven D. Becker Canada	Director of GP; Vice-President, Pipeline Development, Pipelines Division of TransCanada	450-1 Street SW, Calgary, Alberta, Canada, T2P 5H1

Sean M. Brett Canada	Vice-President and Treasurer of GP; Assistant Treasurer and Director, Capital Markets for TransCanada	450-1 Street SW, Calgary, Alberta, Canada, T2P 5H1

Ronald L. Cook Canada	Vice-President, Taxation of GP; Vice-President, Taxation of TransCanada	450-1 Street SW, Calgary, Alberta, Canada, T2P 5H1

Donald J. DeGrandis Canada	Secretary of GP; Corporate Secretary of TransCanada	450-1 Street SW, Calgary, Alberta, Canada, T2P 5H1

Kristine L. Delkus Canada	Director of GP; Deputy General Counsel, Pipelines and Regulatory Affairs, Pipelines Division of TransCanada	450-1 Street SW, Calgary, Alberta, Canada, T2P 5H1

Max Feldman Canada	Vice-President of GP; Senior Vice-President, Canadian Pipelines of TransCanada	450-1 Street SW, Calgary, Alberta, Canada, T2P 5H1

Amy W. Leong Canada	Controller of GP; Director, Pipeline Accounting of TransCanada	450-1 Street SW, Calgary, Alberta, Canada, T2P 5H1

APPENDIX D-1

Name and Citizenship	Principle Occupation	Business Address

Gregory A. Lohnes Canada	Director of GP; Executive Vice-President and Chief Financial Officer of TransCanada	450-1 Street SW, Calgary, Alberta, Canada, T2P 5H1

David L. Marshall United States	Director of GP	997 Wander Way Incline Village, Nevada, USA 89451

Walentin (Val) Mirosh Canada	Director of GP; Vice-President, NOVA Chemicals Corporation	1000 — 7 Avenue S.W. Calgary, Alberta, Canada T2P 5L5

Jack F. Jenkins-Stark United States	Director of GP; Chief Financial Officer of SVB Financial Group	3003 Tasman Drive Santa Clara, California, USA 95054

Mark A.P. Zimmerman Canada	President of GP; Vice-President, Commercial Transactions of TransCanada	450-1 Street SW, Calgary, Alberta, Canada, T2P 5H1

Appendix D-2